February 19, 2020

Michael T. Gray
Chief Executive Officer
Tiberius Acquisition Corporation
3601 N Interstate 10 Service Rd W
Metairie, LA 70002

       Re: Tiberius Acquisition Corporation
           Amendment No. 1 to Form PRER14A
           Filed February 18, 2020
           File No. 001-38422

Dear Mr. Gray:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:    Jeffrey W. Rubin, Esq.